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                     [Stream International Inc. letterhead]


                               September 14, 2001



Securities and Exchange Commission
450 Fifth Street, N.W.
Judiciary Plaza
Washington, DC 20549

     Re:  Stream International Inc.
     Registration Statement on Form S-1 (Registration No. 333-26185)
     ---------------------------------------------------------------

Ladies and Gentlemen:

     In accordance with Rule 477 promulgated under the Securities Act of 1933, Stream International Inc. (the "Company") hereby withdraws its Registration Statement on Form S-1 (Registration No. 333-26185), which was originally filed with the Securities and Exchange Commission on April 30, 1997 (the "Registration Statement"). The Company is withdrawing the Registration Statement because it does not intend to conduct the offering of shares of Common Stock contemplated in the Registration Statement at this time. No shares of Common Stock of the Company have been issued or sold under the Registration Statement.

                                        Stream International Inc.


                                        By: /s/ Alicia T. Brophey
                                            ---------------------
                                            Vice President and
                                            General Counsel